
July 9, 2020

Anthony G. Quinn, M.B Ch.B, Ph.D.
Chief Executive Officer
Aeglea BioTherapeutics, Inc.
805 Las Cimas Parkway
Suite 100
Austin, TX 78746

> **Re: Aeglea BioTherapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 6, 2020**
> **File No. 333-239706**

Dear Dr. Quinn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Mitteness, Esq.